CARY STREET PARTNERS LLC

Statements of Financial Condition

December 31, 2019 and 2018

SEC ID 8 - 66085

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CARY STREET PARTNERS LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of
Cary Street Partners LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statements of financial condition of Cary Street Partners LLC (the "Company") as of December 31, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2007.

Glen Allen, Virginia
February 25, 2020

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CARY STREET PARTNERS LLC

Statements of Financial Condition
December 31, 2019 and 2018

Assets	2019	2018
Cash and cash equivalents	$ 4,468,494	$ 888,282
Investments	41,080	80,991
Receivables from clearing broker	1,422,826	1,115,144
Other receivables	67,933	80,847
Property and equipment, net	52,692	48,171
Right of use assets, net	869,377	-
Intangible assets, net	2,823,507	3,632,056
Due from related party	-	296,869
Other assets	132,527	131,459
Total assets	$ 9,878,436	$ 6,273,819

Liabilities and Member's Equity

Liabilities:

	2019	2018
Accounts payable, accrued expenses and other liabilities	$ 1,423,551	$ 1,069,978
Lease obligations	960,312	-
Deferred contract award	1,866,667	-
Due to related party	361,670	-
Total liabilities	4,612,200	1,069,978
Member's equity	5,266,236	5,203,841
Total liabilities and member's equity	$ 9,878,436	$ 6,273,819

See accompanying notes to financial statements.

CARY STREET PARTNERS LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Cary Street Partners LLC (the "Company") is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Luxon Financial LLC (the "Parent Company"). The Company earns revenue from providing financial services to both retail and institutional clients as well as merger and acquisition advisory services. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer and forwards all transactions to a clearing broker-dealer on a fully disclosed basis.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents in broker-dealers and banks offering protection for cash by the Securities Investor Protection Corporation ("SIPC") or Federal Depository Insurance Company ("FDIC") up to $250,000. In addition, the Company diversifies holdings in multiple broker-dealers and banks to reduce the exposure of exceeding the SIPC and FDIC limits.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. Management has determined that no allowance is necessary at December 31, 2019 and 2018.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Intangible Assets: Intangible assets represent the value attributable to the client lists of the Fredericksburg Wealth Management Group and Riverstone Wealth Management and the associated generation of future net profits for the Company. The intangible assets are being amortized over their expected lives of 15 and 10 years, respectively.

As required by FASB guidance, the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2019 or 2018.

Income Taxes: The Company is a disregarded entity and its parent company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2019 or 2018. The Company is not currently under audit by any tax jurisdiction.

CARY STREET PARTNERS LLC

Notes to Financial Statements, Continued

1.   **Summary of Significant Accounting Policies, Continued:**

Leases: In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standards require entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard as of January 1, 2019, and elected not to recast prior periods presented. The adoption of Topic 842 resulted in the recording of a right of use asset and corresponding liability on the Company's statement of financial condition. The Company has made an accounting policy election not to recognize right of use assets and lease liabilities that arise from short-term leases for any class of underlying asset (see Note 5).

Deferred Contract Award: During 2019, the Company received $2,000,000 in cash from its clearing broker/dealer as a contract incentive. The Company has recorded a deferred contract incentive and will amortize the liability over the 5 year life of the contract.

Subsequent Events: Management has evaluated subsequent events through February 25, 2020, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

2. **Fair Value Measurements, Continued:**

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2019, include the following:

| | Fair Value Using | | | Assets/Liabilities |
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investments	$ -	$ -	$ 41,080	$ 41,080
Total assets	$ -	$ -	$ 41,080	$ 41,080

Assets and liabilities measured at fair value on a recurring basis at December 31, 2018, include the following:

| | Fair Value Using | | | Assets/Liabilities |
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investments	$ -	$ -	$ 80,991	$ 80,991
Total assets	$ -	$ -	$ 80,991	$ 80,991

The following table provides reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

	2019	2018
Balance, beginning of year	$ 80,991	$157,716
Distribution	(112)	-
Unrealized loss	(39,799)	(76,725)
Balance, end of year	$ 41,080	$ 80,991

2.   **Fair Value Measurements, Continued:**

As of December 31, 2019 and 2018, the Company had ownership in three privately held companies. The investments were received as part of Investment Banking transactions in 2011, 2012 and 2016. The Company utilizes the market approach in valuing the investments and considers such factors as liquidity and marketability in determining fair value.

The Company has included liquidity, minority, and other discounts ranging from 40% to 100% as of December 31, 2019 and 2018 in determining the fair values of the three investments.

3.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2019	2018
Computer equipment	$ 148,297	$144,022
Furniture and fixtures	383,703	381,695
	532,000	525,717
Less accumulated depreciation	(479,308)	(477,546)
Property and equipment, net	$ 52,692	$ 48,171

4.   **Intangible Assets:**

The Company's intangible assets consisting of client lists were recorded from the June 2007 purchase of Fredericksburg Wealth Management Group and the December 2013 purchase of Riverstone Wealth Management. At December 31, 2019, the balance of the client lists was $2,823,507, net of accumulated amortization of $9,578,386. At December 31, 2018, the balance of the client lists was $3,632,056, net of accumulated amortization of $8,769,838.

5.   **Leases:**

The Company's lease portfolio consists of various operating equipment and commercial office space leases in Virginia, Georgia, North Carolina and Texas under operating agreements with a weighted average remaining lease term of 1.94 years. In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate ranging from 5.5% to 8%, the Company's weighted average estimated incremental borrowing rate.

5. **Leases, Continued:**

Minimum future payments under noncancellable operating leases at December 31, 2019 for the next five years are as follows:

2020	$ 610,478
2021	308,279
2022	69,004
2023	42,944
	1,030,705
Implied interest on lease payments	(70,393)
Total lease obligation	$ 960,312

The Company entered into a ten-year office lease in 2019 that is effective upon the completion of the build out which is expected to be completed in June 2020. The total of the minimum payments under the operating lease will be $2,170,687. The Company will record the right of use asset and related operating lease liability at the point it takes control of the leased asset.

6. **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7. **Related Party Transactions:**

The Company is part of a larger financial services organization and routinely conducts intercompany transactions with Luxon Financial LLC (the "Parent Company"). The intercompany balance, presented as due to or due from related party in the accompanying statements of financial condition, consists of various transactions related to the operations of the Parent Company and its subsidiaries, including the Company. The balance in the intercompany account at any point in time may be a net receivable or payable depending upon the amount of each transaction relative to another as follows:

- Cash transferred from the Company to the Parent Company creates a receivable due from the Parent Company.
- Expenses paid on the Company's behalf by the Parent Company create a payable due to the Parent Company. The debit to expense on the Company's statement of operations is offset by a credit to the intercompany account with the Parent Company. In some cases, the expense paid by the Parent Company is allocated among the entities based on the number of employees at each organization or certain predetermined percentages as set forth in the expense-sharing agreement.
- If the payable to the Parent Company increases to an amount that leads senior management to determine that it should be forgiven, an irrevocable capital contribution is recorded effectively reducing the payable and increasing the Company's paid in capital. The Parent Company acquires capital through investments by partners and other investors.

The Company had a payable due to the Parent Company of $361,670 at December 31, 2019 and receivable due from the Parent Company of $296,869 at December 31, 2018.

The Company's affiliate, Cary Street Partners Investment Advisory LLC (the "RIA"), provides investment advisory services to the Company and its clients pursuant to an Investment Consulting Services Agreement.

8. **Indemnifications:**

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia; however, the Company's insurance policies serve to further limit its exposure.

CARY STREET PARTNERS LLC

Notes to Financial Statements, Continued

9.   **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $3,955,091, which was $3,830,014 in excess of required minimum net capital of $125,077. The Company's net capital ratio was .47 to 1. At December 31, 2018, the Company had net capital of $948,234, which was $876,902 in excess of the required minimum net capital of $71,332. The Company's net capital ratio was 1.13 to 1.

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.